UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: August 29, 2019

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                      Form 40-F  o

This Form 6-K consists of the new release which appears immediately following this page.

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

29 August 2019

News Release

Suni Harford and Iqbal Khan to join Group Executive Board of UBS

Sabine Keller-Busse's role expands to include President UBS Europe, Middle East and Africa Martin Blessing and Ulrich Koerner to step down Changes effective 1 October 2019

Zurich, 29 August 2019 – Following more than ten successful years in the Group Executive Board of UBS, Ulrich Koerner has decided to step down from his current roles as President Asset Management and President UBS Europe, Middle East and Africa. He will remain with UBS as senior advisor to the Group CEO until at least 31 March 2020 to support the Group with several ongoing key initiatives. Koerner has been President Europe, Middle East and Africa for UBS since November 2011 and, additionally, President Asset Management since 2014. During this time and while the asset management industry was undergoing its most radical change in decades, he led the successful repositioning of the division from a fragmented multi-boutique structure to an effective and globally integrated business. This brought UBS Asset Management back on a sustainable growth path driven by significantly improved investment performance. As Group Chief Operating Officer from 2009 to 2013, he was instrumental in designing and implementing the transformation of UBS's operating model, establishing a global service and control organization which unlocked significant synergies for the firm.

Suni Harford will join the Group Executive Board of UBS and succeed Ulrich Koerner as President Asset Management. Harford joined UBS in 2017 in her current role as Head of Investments for UBS Asset Management. She is a strong leader with an excellent track record and broad experience across the industry, including research, client coverage and risk management. During her time at UBS she has successfully led Asset Management's integrated Investments capabilities, driving performance for its clients. Harford joined UBS following a 24-year career at Citigroup Inc., the last nine of which she was the Regional Head of Markets for North America. She started her Wall Street career at Merrill Lynch & Co. in investment banking.

Sabine Keller-Busse will  succeed  Koerner as President UBS Europe, Middle East and Africa in addition to her current role as Group Chief Operating Officer (COO). Since being named Group COO in January 2018, Keller-Busse has overseen significant parts of Corporate Center (including global functions such as technology, operations, human resources, and corporate and consulting services) and has been pivotal in implementing stronger business alignment while driving efficiency and effectiveness. Keller-Busse joined UBS in 2010, first holding the role of Chief Operating Officer UBS Switzerland and then Group Head Human Resources. Prior to UBS, she led Credit Suisse's Private Clients business for region Zurich and also advised financial services firms across Europe as a McKinsey & Company partner.

UBS Group AG, News Release, 29 August 2019                                                                                                                                 Page 1 of 2

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

After successfully managing the UBS franchise in Switzerland and then positioning the new Global Wealth Management business for the future, Martin Blessing has decided to step down from his current role. He will remain with UBS to ensure a smooth transition until 31 December 2019. Blessing has been Co-President Global Wealth Management since February 2018. During this time he played a crucial role in the smooth and successful combination of our international and US wealth management businesses, reaching the planned synergies and driving initiatives for sustainable growth. As President Personal & Corporate Banking and President UBS Switzerland from September 2016 to January 2018 he successfully managed the business of the firm in its home market with a particular focus on driving its digitization agenda.

Iqbal Khan will join UBS and succeed Martin Blessing as Co-President Global Wealth Management, alongside Tom Naratil. Khan was CEO of International Wealth Management (IWM) and a member of the executive board at Credit Suisse from 2015 to 2019. During this time he successfully transformed the firm's international wealth management division and drove strong growth and profitability in the business. Khan served as CFO of Private Banking and Wealth Management at Credit Suisse from 2013 to 2015. Prior to that he was with Ernst & Young, Switzerland, in various positions including Managing Partner Assurance and Advisory Services − Financial Services.

All changes are effective 1 October 2019.

Group Chief Executive Officer Sergio P. Ermotti: "I want to thank Ueli for his significant contribution to our successful strategic transformation and its execution after the financial crisis. I also want to thank Martin for his leadership and contribution to our Swiss and Global Wealth Management businesses as well as the firm. I wish both of them all the best. I congratulate Sabine on the expansion of her role. And I'm looking forward to having Suni and Iqbal join the Group Executive Board. Both of them bring strong leadership and people skills along with a track record of successful execution. They are great additions to the team and will help us drive sustainable growth and profitability for UBS."

UBS Group AG

Investor contact

Switzerland:    +41-44-234 41 00

Media contact

Switzerland:    +41-44-234 85 00

UK:     +44-207-567 47 14

Americas:        +1-212-882 58 58

APAC:            +852-297-1 82 00

www.ubs.com

UBS Group AG, News Release, 29 August 2019                                                                                                                                Page 2 of 2

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; and 333-230312), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date:  August 29, 2019